[redacted]

10029144

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48617

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SPRING STREET PARTNERS, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

488 MADISON AVENUE
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY R. PURWIN 212-832-1110 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rotenberg Meril Solomon Bertiger &
~~Guttilla, P.C.~~
(Name – *if individual, state last, first, middle name*)

Park 80 West Plaza One (Address) Saddle Brook (City) NJ (State) 07663 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID J. LIPTAK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SPRING STREET PARTNERS, LP, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RONNIE LEVI
Notary Public, State of New York
No. 01LE4994418
Qualified in New York County
Commission Expires April 6, 2010

Signature

General Securities Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Spring Street Partners, L.P.
Consolidated Financial Statements
And Supplementary Information
Pursuant to Rule 17a-5 Under the
Securities Exchange Act of 1934
December 31, 2009

SPRING STREET PARTNERS, L.P.

Consolidated Financial Statements and Supplemental Information

Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934

December 31, 2009

SPRING STREET PARTNERS, L.P.

Index

December 31, 2009

RMS B&G ROTENBERG MERIL SOLOMON BERTIGER & GUTTILLA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Park 80 West, Plaza One
Saddle Brook, NJ 07663

Tel 201-487-8383
Fax 201-490-2080

E-mail cpas@rmsbg.com
Web-site www.rmsbg.com

Other offices:
Woodbridge, NJ
New York, NY

INDEPENDENT AUDITORS' REPORT

To the Partners of
Spring Street Partners, L.P.

We have audited the accompanying consolidated statement of financial condition of Spring Street Partners, L.P. (the "Partnership") as of December 31, 2009, and the related consolidated statements of income, changes in partners' capital and cash flows for the year then ended that the Partnership is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2009 and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

As discussed in Note 2, the financial statements include investments in securities valued whose fair values have been estimated by the management in the absence of readily ascertainable market values. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
Saddle Brook, New Jersey
March 9, 2010

SPRING STREET PARTNERS, LP

Consolidated Statement of Financial Condition

December 31, 2009

ASSETS

Cash and cash equivalents	$	63,859
Receivable from clearing brokers		25,787,949
Securities, at fair value		6,236,311
Receivables from affiliates		45,490
Other assets		2,000
TOTAL ASSETS	$	32,135,609

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES		
Accrued expenses	$	404,250
Securities sold, not yet purchased, at fair value		3,261,850
Total liabilities		3,666,100
PARTNERS' CAPITAL		28,469,509
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	32,135,609

See Accompanying Notes to Consolidated Financial Statements

SPRING STREET PARTNERS, LP

Consolidated Statement of Income

For the year ended December 31, 2009

REVENUE		
Net realized and unrealized gain (loss) on:		
Securities transactions	$	4,394,867
Foreign currencies		(21,637)
Interest		43,247
Dividends		260,480
TOTAL REVENUE		4,676,957
EXPENSES		
Registered representatives compensation		631,915
Professional fees and other		307,692
TOTAL EXPENSES		939,607
NET INCOME	$	3,737,350

See Accompanying Notes to Consolidated Financial Statements

SPRING STREET PARTNERS, LP

Consolidated Statement of Changes' in Partners' Capital
For the year ended December 31, 2009

	General Partners	Limited Partners	Total
BALANCE - January 1, 2009	$ -	21,532,192	$ 21,532,192
Contributions	300,000	4,042,988	4,342,988
Withdrawals	-	(1,143,021)	(1,143,021)
Net income	41,845	3,695,505	3,737,350
BALANCE - December 31, 2009	$ 341,845	$ 28,127,664	$ 28,469,509

See Accompanying Notes to Consolidated Financial Statements

SPRING STREET PARTNERS, LP

Consolidated Statement of Cash Flows
For the year ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 3,737,350
Changes in operating assets:	
Receivable from clearing brokers	(8,411,432)
Securities, at fair value, net	(1,906,601)
Receivables from affiliates	(45,490)
Interest and dividends receivable	27,720
Other assets	6,593
	(10,329,210)
Changes in operating liabilities:	
Accrued expenses	355,654
Due to related party	(65,970)
Securities sold, not yet purchased, at fair value, net	3,147,850
	3,437,534
NET CASH USED IN OPERATING ACTIVITIES	(3,154,326)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	4,342,988
Capital withdrawals	(1,143,021)
NET CASH PROVIDED BY FINANCING ACTIVITIES	3,199,967
NET CHANGE IN CASH AND CASH EQUIVALENTS	45,641
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	18,218
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 63,859

See Accompanying Notes to Consolidated Financial Statements

SPRING STREET PARTNERS, LP

Notes to Consolidated Financial Statements

NOTE 1: ORGANIZATION

Spring Street Partners, L.P. and Affiliates (the "Partnership"), an Illinois limited partnership, is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") The Partnership trades for its own account and specializes in hedged investment strategies, such as direct stock purchase plans, although the Partnership will also participate in other investment strategies. Spring Street Partners, Inc. and West Broadway Advisors, LLC (the "General Partners") are the General Partners of the Partnership. The Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

a. **Basis of Presentation**
The Partnership keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting standards generally accepted in the United States of America. All inter-entity accounts have been eliminated.

b. **Principles of Consolidation**
The accompanying consolidated financial statements include the accounts of the Partnership and its two wholly-owned subsidiaries, West Broadway Interactive Capital, LLC and GSC Financial LLC. Significant inter-company accounts and transactions have been eliminated in consolidation.

c. **Securities Transactions and Revenue Recognition**
Purchases and sales of securities owned, pledged to clearing broker and securities sold, not yet purchased and the related revenues and expenses are recorded on a trade-date basis. Substantially, all securities transactions are executed, cleared through, and held in custody by one broker. This broker is a member of major securities exchanges. The Partnership is subject to credit risk to the extent that this broker may be unable to fulfill its obligations either to return the Partnership's securities or repay amounts owed to the Partnership for unsettled securities transactions or amounts maintained on deposit. Unrealized changes in fair value are recognized in the period in which the change occurs.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

d. Valuation

The Partnership utilizes the fair value measurements standard to account for its investments. Under this standard, various inputs are used in determining the value of the Partnership's investments. These inputs are summarized in the three broad levels listed below:

- Level 1 – quoted prices in active markets for identical securities.
- Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc).
- Level 3 – significant unobservable inputs (including the Partnership's own assumptions in determining the fair value of investments).

Fair value is generally defined as the amount that the Partnership could reasonably expect to receive for an investment in an orderly disposition on a current sale. Securities listed on a national securities exchange or quoted on NASDAQ are valued at their last sales price as of the last business day of the year (Level 1). Listed securities and over-the-counter securities with no reported sales on such date are valued at their last closing bid price (Level 1). The value determined for the Partnership's investment in Level 2 securities, which consist of convertible preferred stock, is based on the observable price for the underlying security. The fair values of private companies are estimated by the General Partners considering recent financings, significant changes in a company's prospects and overall market conditions (Level 3). The values determined for the Partnership's investments in these Level 3 securities are based upon available information at the time the good faith valuations are made and do not necessarily represent the amount which might ultimately be realized which could be higher or lower than the reported fair value.

Because of the inherent uncertainty in the valuation, the values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.

Amounts held in foreign denominations are converted into US dollars based on current exchange rates.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

e. **Derivative Instruments**

Effective January 1, 2009, the Partnership adopted guidance which requires entities that use derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit risk related contingent features contained within derivatives. This guidance also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of GAAP have been applied, and the impact that hedges have on an entity's financial position, financial performance and cash flows. The adoption of this guidance did not have any impact on the Partnership's financial statements.

f. **Interest and Dividends**

Interest income is recognized on the accrual basis. Dividend income and dividends on securities sold, but not yet purchased, are recognized on the ex-dividend date.

g. **Taxes**

No provision for federal, state and local income taxes has been made, as partners are individually responsible for taxes on their proportionate share of taxable income.

The Partnership has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance for uncertain income tax positions. Adoption of this standard had no effect on the Partnership's financial statements.

h. **Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the General Partners to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3: RECEIVABLES FROM CLEARING BROKERS

Amounts due from clearing brokers primarily consist of cash and unsettled trades. The balance of due from clearing brokers as of December 31, 2009 is $25,787,949.

NOTE 4: INVESTMENTS AND RELATED RISKS

The following are the Partnership's major categories of assets measured at fair value on a recurring basis at December 31, 2009, categorized by the above mentioned fair value hierarchy and also by denomination:

	Level 1	Level 2	Level 3	Total
Assets				
Common Stocks - NZD	$ 546,944	-	-	**$ 546,944**
Common Stocks - USD	50,003			**50,003**
Options	52,850	-	-	**52,850**
Convertible Preferred	-	3,979,223	1,607,291	**5,586,514**
Total Assets	$ 649,797	$ 3,979,223	$ 1,607,291	**$ 6,236,311**
Liabilities:				
Exchange traded funds securities sold, not yet purchased	$ 3,261,850	-	-	**$ 3,261,850**

The following is a reconciliation of the beginning and ending balances for the Partnership's assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2009:

	Securities owned, at fair value
Balance, Janauary 1, 2009	$ 1,120,000
Change in unrealized appreciation	245,000
Net purchases (sales)	257,291
Redemptions	(15,000)
Balance, December 31, 2009	**$ 1,607,291**

NOTE 4: INVESTMENTS AND RELATED RISKS (CONTINUED)

The Partnership is subject to foreign currency fluctuation risk for its net foreign currency investment at any time. As of December 31, 2009, the Partnership's investments denominated in foreign currencies consisted of an investment in a company whose shares are denominated in New Zealand Dollars (NZD). The ultimate owner of the General Partners as well as the majority limited partner of the Partnership is on the Board of Directors of this company. The investment consists of the following:

	Fair Value	Investment Income
Common Stock	$ 546,944	276,505
Convertible Preferred	3,979,222	1,958,323
Total	$ **4,526,166**	**2,234,828**

The investment income is included in the net realized and unrealized gains of securities transactions in the consolidated statement of income.

Securities sold, but not yet purchased, represent obligations of the Partnership to deliver specified securities at contracted prices and thereby create a liability to repurchase the securities at prevailing future market prices. Accordingly, these transactions result in off-balance-sheet risk, as the Partnership's ultimate obligation to satisfy the sale of securities sold, but not yet purchased, may exceed the amount recognized in the financial statements. As of December 31, 2009, the fair value of securities sold, but not yet purchased was $3,261,850

The Partnership enters into futures and options contracts as part of its overall risk trading strategy. As of December 31, 2009, put options on the S&P 500 index were owned with a notional value of $6,129,200 and a fair value of $52,850. During the year ending December 31, 2009, the Partnership recorded approximately $54,000 of gains on equity futures, $161,000 of gains on foreign currency futures, $79,000 of realized gains on stock options and a $24,000 unrealized loss on index options.

NOTE 5: RELATED PARTY TRANSACTIONS

During the year ended December 31, 2009, the Partnership advanced monies to affiliates in the amount of $45,490. These advances were to pay various expenses. The balance due from these affiliates as of December 31, 2009 was $45,490. The affiliates are entities with no current operations and share the same general partners as the Partnership.

NOTE 6: PARTNERSHIP TERMS

Under the terms of the limited partnership agreement, net profits and losses are allocated among the partners in proportion to their capital balances. Certain partners share in the net revenues of specific trading strategies. No partners are charged either a management fee or incentive allocation.

NOTE 7: NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Partnership is subject to the SEC's Uniformed Net Capital Rule. The Partnership computes its net capital under the aggregate indebtedness method, which requires the maintenance of minimum net capital equal to $100,000 or 6 2/3% of aggregate indebtedness, as defined, whichever is greater. At December 31, 2009, the Partnership had net capital of $21,531,585 which exceeded its minimum net capital requirement of $100,000 by $21,431,585 and its ratio of aggregate indebtedness to net capital was 0.02 to 1.

NOTE 8: RESERVE AND POSSESSION OR CONTROL REQUIREMENTS

The Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3 under SEC Rule 15c3-3(k)(2)(ii).

NOTE 9: CONCENTRATIONS

Financial instruments that potentially subject the Partnership to concentrations of credit risk consist principally of cash, receivables from brokers and dealers and accounts receivable. The Partnership maintains its cash inbank deposit and other accounts, the balances of which, at times, may exceed federally insured limits. Amounts receivable from brokers and dealers consist predominantly of cash and unsettled trades. Exposure to credit risk is reduced by establishing its banking and brokerage relationships with high credit quality financial institutions.

NOTE 10: SUBSEQUENT EVENTS

For the period January 1, 2010 through March 9, 2010, contributions of $550,000 were received and withdrawals of $100,000 were paid.

The Partnership has evaluated subsequent events through March 9, 2010, which is the date the financial statements were available to be issued.

SPRING STREET PARTNERS, LP

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2009

NET CAPITAL	
Total partners' capital	$ 28,469,509
DEDUCTIONS AND/OR CHARGES	
Non-allowable assets	(6,422,220)
Net capital before haircuts on securities positions	22,047,289
Haircuts on securities positions	
Options	26,425
Equity securities	489,278
	515,703
NET CAPITAL	$ 21,531,586
Minimum net capital requirement of $100,000 or 6 2/3% of aggregate indebtedness	$ 100,000
EXCESS NET CAPITAL	$ 21,431,586
AGGREGATE INDEBTEDNESS	
Accounts payable	$ 404,250
Ratio of aggregate indebtedness to net capital	0.02

STATEMENT PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5

There are no material differences between this computation and the corresponding computation prepared by the Partnership and included in its initial unaudited Part II A Focus Report as of December 31, 2009.

EXEMPTION PROVISION UNDER RULE 15c3-3

The Partnership is exempt from the SEC Rule 15c3-3 under sub-paragraph (k)(2)(ii) as all customer accounts, as defined, are carried by other clearing brokers.

RMS B&G ROTENBERG MERIL SOLOMON BERTIGER & GUTTILLA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Park 80 West, Plaza One
Saddle Brook, NJ 07663

Tel 201-487-8383
Fax 201-490-2080

E-mail cpas@rmsbg.com
Web-site www.rmsbg.com

Other offices:
Woodbridge, NJ
New York, NY

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
Spring Street Partners, L.P.

In planning and performing our audit of the financial statements of Spring Street Partners, L.P. (the "Partnership") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL (CONTINUED)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
Saddle Brook, New Jersey
March 9, 2010

Spring Street Partners, L.P.
Independent Auditors' Report
On Form SIPC-7T
For the Period April 1, 2009
Thru December 31, 2009

SPRING STREET PARTNERS, L.P.

INDEPENDENT AUDITORS' REPORT

ON FORM SIPC-7T

FOR THE PERIOD APRIL 1, 2009

THRU DECEMBER 31, 2009

RMS B&G *ROTENBERG MERIL SOLOMON BERTIGER & GUTTILLA, P.C.*
CERTIFIED PUBLIC ACCOUNTANTS

Park 80 West, Plaza One
Saddle Brook, NJ 07663

Tel 201-487-8383
Fax 201-490-2080

E-mail cpas@rmsbg.com
Web-site www.rmsbg.com

Other offices:
Woodbridge, NJ
New York, NY

INDEPENDENT AUDITORS' REPORT ON FORM SIPC-7T

To the Partners of
Spring Street Partners, L.P
488 Madison Avenue
New York, NY 10022-5704

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period ended April 1, 2009 thru December 31, 2009, which were agreed to by Spring Street Partners, L.P (the "Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T).

The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records (cash disbursement register) entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, to the Company's reconciliation of the amounts reported in Form SIPC-7T for the period from April 1, 2009 thru December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers provided by the Company noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers provided by the Company supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied, if any, to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
Saddle Brook, NJ
March 9, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Gary R Purwin 212-832-1110

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1876.18

   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (985.31)

   7/21/09
   Date Paid

   C. Less prior overpayment applied ( )

   D. Assessment balance due or (overpayment) 890.87

   E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

   F. Total assessment balance and interest due (or overpayment carried forward) $ 890.87

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 890.87

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Spring Street Partners, LP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Financial Operations Officer
(Title)

Dated the_____ day of________________, 20_____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31/, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2902319
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	137094
(4) Interest and dividend expense deducted in determining item 2a.	10415
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	147509
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	2234828
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): INCOME ALLOCATED FROM AFFILIATES	62797
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 1733	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	1733
Total deductions	2299358
2d. SIPC Net Operating Revenues	$ 750470
2e. General Assessment @ .0025	$ 1876.18

(to page 1 but not less than $150 minimum)

Spring Street Partners L.P.
Schedule of Assessment Payments - SIPC
Relating to the Assessment Period
April 1, 2009 to December 31, 2009

Payment Date	Amount	SIPC Collection Agent To Whom Mailed
	-	Plus: Overpayment applied from prior year
4/1/2010	150	
7/23/2009	835	
1/23/2010	891	
	1,876	Total Payments
	-	Less: Overpayment carried forward to next year
	-	Balance as of December 31, 2009

See Accountants Report